Press Release

GreenPower Converts Series B Preferred Convertible Shares

Vancouver, Canada, September 18, 2026 - GreenPower Motor Company Inc. (NASDAQ: GP) ("GreenPower" or the "Company"), a leading manufacturer and distributor of all-electric, purpose-built, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector converts Series B convertible preferred shares of the Company.

The conversions included: (i) the conversion of 324 Series B Convertible Preferred Shares held by Koko Financial Services Ltd. ("Koko") into 244,201 common shares of the Company (each, a "Share") on August 6, 2026, (ii) the conversion of 610 Series B Convertible Preferred Shares held by 0851433 BC Ltd. ("NumberCo") into 464,367 Shares on August 18, 2026, and (iii) the conversion of 818 Series B Convertible Preferred Shares held by FWP Holdings LLC ("FWP Holdings") into 627,868 Shares on August 18, 2026. Each of Koko, NumberCo and FWP Holdings is controlled by Fraser Atkinson (the "Acquiror"), the Company's Chief Executive Officer, Chairman and a director.  These transactions have been filed on Insider Trading Reports on SEDI.

As the Shares were issued to companies controlled by an insider of the Company, the issuance is considered to be a "related party" within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101") and the issuance of Shares is considered to be a "related party transaction" within the meaning of MI 61-101 but is exempt from the formal valuation requirement and minority approval requirements of MI 61-101 by virtue of the exemptions contained in Sections 5.5(g) and 5.7(e) of MI 61-101.

Early Warning Requirements - Fraser Atkinson

The following disclosure is being provided as required by applicable securities and regulatory requirements.

On August 6, 2026, 324 Series B Convertible Preferred Shares held by Koko were converted into 244,201 Shares, and on August 18, 2026, 610 Series B Convertible Preferred Shares held by NumberCo and 818 Series B Convertible Preferred Shares held by FWP Holdings were converted into 464,367 Shares and 627,868 Shares, respectively.

Prior to the conversions of the Series B Convertible Preferred Shares, the Acquiror directly and indirectly owned and controlled the following securities:

  536,230 Shares held directly;

  2,857 Shares held indirectly through Atkinson Family Trust;

  785,555 Shares held indirectly through FWP Acquisition Corp. ("FWP Acquisition"), a private company owned by the Acquiror;

  6,818 Shares held indirectly through FWP Holdings;

  70,893 Shares held indirectly through KFS Capital LLC ("KFS"), a private limited liability company owned by the Acquiror;

  89,008 Shares held indirectly through Koko;

  1,786 Shares held through H. Atkinson ITF RR Atkinson;

  1,786 Shares held through H. Atkinson ITF SS Atkinson;

  24,500 stock options (each, an "Option");

  54,348 share purchase warrants (each, a "Warrant") held by FWP Acquisition;

  Secured convertible debentures (each, a "Debenture") in the amount of US$1,874,945 held by FWP Acquisition;

  Debenture in the amount of US$108,055 held by Koko; and

  6,392 Series B Convertible Preferred Shares, of which 4,640 are held indirectly through FWP Acquisition, 818 are held indirectly through FWP Holdings, 324 are held indirectly through Koko and 610 are held indirectly through NumberCo, which represents 17.5% of the 8,547,602 issued and outstanding Shares immediately prior to the conversions of the Series B Convertible Preferred Shares and the issuance of the Shares, on a non-diluted basis. If the Acquiror were to exercise the Options, the Warrants and convert the Debentures and the Series B Convertible Preferred Shares, the Acquiror would directly and indirectly own and control 6,813,266 Shares or 49.1% of the issued and outstanding Shares calculated on a partially-diluted basis.

Following conversions of the Series B Convertible Preferred Shares and the issuance of the Shares, the Acquiror directly and indirectly owned and controlled the following securities:

  536,230 Shares held directly;

  2,857 Shares held indirectly through Atkinson Family Trust;

  785,555 Shares held indirectly through FWP Acquisition;

  464,367 Shares held indirectly through NumberCo;

  634,686 Shares held indirectly through FWP Holdings;

  70,893 Shares held indirectly through KFS;

  333,209 Shares held indirectly through Koko;

  1,786 Shares held through H. Atkinson ITF RR Atkinson;

  1,786 Shares held through H. Atkinson ITF SS Atkinson;

  24,500 Options;

  54,348 Warrants held by FWP Acquisition;

  Debenture in the amount of US$1,874,945 held by FWP Acquisition;

  Debenture in the amount of US$108,055 held by Koko; and

  4,640 Series B Convertible Preferred Shares held indirectly through FWP Acquisition,

which represents 28.6% of the 9,884,038 issued and outstanding Shares following the conversions of the Series B Convertible Preferred Shares and the issuance of the Shares, on a non-diluted basis. If the Acquiror were to exercise the Options, the Warrants and convert the Debentures and the Series B Convertible Preferred Shares, the Acquiror would directly and indirectly own and control 7,262,614 Shares or 50.7% of the issued and outstanding Shares calculated on a partially-diluted basis.

This press release is not an offer to sell or the solicitation of an offer to buy the securities in the United States or in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification or registration under the securities laws of such jurisdiction. The securities may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from U.S. registration requirements and applicable U.S. state securities laws.

For further information contact:

Fraser Atkinson, CEO

(604) 220-8048

fraser@greenpowermotor.com

Michael Sieffert, CFO

Michael.Sieffert@greenpowermotor.com

Brendan Riley, President

Brendan@greenpowermotor.com

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. For further information go to  www.greenpowermotor.com

Forward-Looking Statements

This document contains forward-looking statements relating to, among other things, GreenPower's business and operations and the environment in which it operates, which are based on GreenPower's operations, estimates, forecasts and projections. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, such as whether the Company will continue to optimize its operations and focus on initiatives that drive sustainable growth, or whether the Company will continue to meet all of the requirements to maintain its Nasdaq exchange listing. A number of important factors including those set forth in other public filings could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. GreenPower disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

©2026 GreenPower Motor Company Inc. All rights reserved. All amounts in US$ unless otherwise indicated.